EXHIBIT (m)(3)(b)

SCHEDULE A EATON VANCE MUNICIPALS TRUST II CLASS C DISTRIBUTION PLAN Effective: August 6, 2007

Name of Fund Adopting this Plan	Date of Original Plan (Inception Date)

Eaton Vance Florida Insured Municipals Fund	N/A	(November 14, 2005)
Eaton Vance Hawaii Municipals Fund	N/A	(August 6, 2007)
Eaton Vance High Yield Municipals Fund	March 24, 1997
Eaton Vance Kansas Municipals Fund	N/A	(November 14, 2005)